UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                         SEC File No. 33-2310-D
                                                     CUSIP Number:  92658Y 20 6
(Check One):
[X]Form 10-KSB   [ ]Form 20-F   [ ]Form 11-K   [ ]Form 10-QSB  [ ]Form N-SAR

                     For the period ended: October 31, 2005

                        [ ]   Transition Report on Form 10-K
                        [ ]   Transition Report on Form 20-F
                        [ ]   Transition Report on Form 11-K
                        [ ]   Transition Report on Form 10-Q
                        [ ]   Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:  Videolocity International, Inc.

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):                                   1762 A Prospector Avenue
City, State and Zip Code:                              Park City, Utah 84060

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working with the independent accountant to finish the required audit of the Registrant's financial statements, however, at this time the independent accountant has not completed their procedures. Accordingly, the Company is unable to prepare and file with the SEC its annual report on Form 10-KSB in a timely manner. The Registrant anticipates that it will have its audited financial statements finalized and its annual report completed to enable it to file the report within the prescribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Leonard E. Neilson               (801)                        733-0800
------------------            ----------                 ------------------
    (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the quarter ended October 31, 2005, certain officers of the Registrant resigned from the Registrant with cause. By contract, if the cause was not cured within 30 days the Registrant was required to pay the officers' current salaries through the end of their current contracts in a lump sum distribution. During the quarter ended October 31, 2005, the Registrant expensed approximately $1,800,000 and, accordingly, has accrued approximately $1,800,000 as of October 31, 2005 as required under those contracts.


                         VIDEOLOCITY INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   January 30, 2006             By:      /S/      ROBERT HOLT
                                        ----------------------------------------
                                                       Robert Holt
                                                       Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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